EXHIBIT 99.1

BrainsWay Reports Second Quarter 2025 Financial Results and Operational Highlights

Achieved record quarterly revenue of $12.6 million in Q2 2025, an increase of 26% compared to Q2 2024

Operating profit totaled $0.6 million and Adjusted EBITDA rose to $1.5 million,

Raised full-year 2025 Revenue and EBITDA guidance

Remaining performance obligations increased by 25% YOY to $62 million

Conference call to be held today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, Aug. 13, 2025 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported second quarter 2025 financial results and provided an operational update.

Recent Financial and Operational Highlights

  Revenue in the second quarter of 2025 increased 26% to $12.6 million, compared to the second quarter of 2024.
  Of recent customer engagements, approximately 70% are structured as multi-year lease agreements; the Company currently has $62 million in remaining performance obligations from customers under signed multi-year contracts.
  Shipped a net total of 88 Deep TMS™ systems in the second quarter of 2025, a 35% increase compared to the same period last year. Total installed base now stands at 1,522 systems.
  Gross margin for the second quarter of 2025 was 75%, the same as in the prior year period.
  Operating income for the second quarter of 2025 was $0.6 million, the same as in the prior year period.
  Adjusted EBITDA1 for the second quarter of 2025 increased 16% to $1.5 million, compared to $1.3 million for the second quarter of 2024.
  Net profit for the second quarter of 2025 increased 233% to $2.0 million, compared to $0.6 million for the second quarter of 2024.
  As of June 30, 2025, cash, cash equivalents, restricted cash, and short-term deposits totaled $78.3 million.
  Entered an equity financing transaction with Stella MSO, LLC, a management services organization servicing more than 20 mental health clinics across US and Israel that have treated over 30,000 patients to date.
    Actively seeking to ramp up this strategic initiative with additional minority equity investments in high-performing mental health providers; partnered with Valor Equity Partners to identify additional clinical targets.
  Company submitted data to the FDA from its randomized, multicenter U.S. clinical trial evaluating an accelerated Deep TMS treatment protocol versus the current standard-of-care Deep TMS protocol.
  Continued progress with Israel Ministry of Defense’s Rehabilitation Department in qualifying patients with post-traumatic stress disorder (PTSD) for Deep TMS.

_________________________
1 See Adjusted EBITDA details and reconciliation table in the appendix below.

Full-Year 2025 Financial Guidance

  Based on the strength of its results to date, improved visibility and business momentum, the company raises its full-year 2025 revenue guidance to between $50 million and $52 million with operating income of 4% to 5% and Adjusted EBITDA of 12% to 13%. Previous guidance expected 2025 revenues of between $49 million and $51 million, operating income of 3% to 4% and Adjusted EBITDA of 11% to 12%.

“BrainsWay’s second quarter results were strong, demonstrating momentum across our core market and successful execution of our growth strategy. The stable growth in our business reflects the recurring revenue streams we have built over the past few years through multi-year agreements. These agreements now make up approximately 70% of our new installed base. Additionally, we were proud to achieve an extensive order of systems with a multi-phased delivery plan through the end of the year by a fast-growing U.S. mental health network in the western and southeastern U.S. As a result of the team’s steady focus on execution, we have been able to establish a well-known and trusted brand, while also establishing Deep TMS as the leading technology in the industry,” said Hadar Levy, BrainsWay’s Chief Executive Officer.

“Our successes to date have given rise to exciting new opportunities, including our strategic initiative aimed at securing minority equity investments in high-performing mental health providers. This program has already led to several opportunities currently being explored, and we are working to rapidly close the next round of investments. As evidenced from the initial feedback we received, we believe this strategic initiative will significantly increase awareness among patients of the benefits of transformative care, including from our Deep TMS technology. This is an exciting time for us as a company and we look forward to keeping you apprised of our progress,” concluded Mr. Levy.

Call and Webcast

BrainsWay’s management will host a conference call on Wednesday, August 13, 2025, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, August 13, 2025, at 8:30 AM Eastern Time:

United States:	1-877-300-8521
International:	1-412-317-6026
Israel:	1-80-921-2373
Conference ID:	10201287
Webcast:	Link

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/events-and-presentations/event-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating profit and net profit, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net profit adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating profit (loss) or net profit (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net profit (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net profit (loss) and our IFRS financial results.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$67,912	$69,345
Restricted cash	251	271
Short-term deposits	10,087	-
Trade receivables, net	3,871	4,596
Inventory	4,190	4,426
Other current assets	3,179	1,032
	89,490	79,670
Non-Current Assets
Investments in financial assets	5,000	-
System components	2,641	1,707
Leased systems, net	4,403	3,959
Other property and equipment, net	812	752
Right-of-use assets	5,318	5,530
Other long-term assets	3,900	2,698
	22,074	14,646
	$111,564	$94,316

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$1,209	$2,868
Deferred revenues	15,646	4,434
Liability in respect of government grants	1,401	1,293
Current maturities of lease liabilities	911	824
Other accounts payable	6,341	5,927
	25,508	15,346
Non-Current Liabilities
Deferred revenues	7,104	3,625
Liability in respect of government grants	5,601	5,803
Lease liabilities	5,219	4,800
Warrants liability	-	2,429
	17,924	16,657

Equity
Share capital	415	413
Share premium	158,398	157,597
Reserve for share-based payment	4,628	4,872
Warrants	2,126	-
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(95,247)	(98,381)
	68,132	62,313

	$111,564	$94,316

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)
U.S. dollars in thousands (except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Revenues	$12,632	$10,005	$24,168	$19,100
Cost of revenues	3,133	2,468	6,059	4,751
Gross profit	9,499	7,537	18,109	14,349

Research and development expenses, net	2,344	1,711	4,676	3,337
Selling and marketing expenses	4,940	3,796	9,102	7,623
General and administrative expenses	1,637	1,444	3,177	2,710
Total operating expenses	8,921	6,951	16,955	13,670

Operating profit	578	586	1,154	679

Finance income	2,303	518	3,414	1,115
Finance Expense	784	401	1,207	808
Profit before income taxes	2,097	703	3,361	986
Income taxes	70	103	227	275
Net profit and total comprehensive profit	$2,027	$600	$3,134	$711

Basic net income per share	$0.05	$0.02	$0.08	$0.02
Diluted net income per share	$0.05	$0.02	$0.07	$0.02

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Total comprehensive profit	$2,027	$600	$3,134	$711
Adjustments to reconcile net profit to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	180	58	371	120
Depreciation of leased systems	208	240	411	495
Impairment and disposal of inventory and system components	(40)	391	168	642
Finance income, net	(1,519)	(117)	(2,207)	(307)
Cost of share based payment	227	364	552	669
Income taxes	70	103	227	275
Total adjustments to reconcile profit	(874)	1,039	(478)	1,894
Changes in asset and liability items:
Decrease (increase) in inventory	498	(54)	425	(107)
Decrease (increase) in trade receivables	3,176	454	827	(120)
Decrease (increase) in other current assets	342	(233)	264	31
Increase (decrease) in trade payables	(950)	730	(1,690)	880
Decrease in other accounts payable	(454)	(165)	(838)	(530)
Increase (decrease) in deferred revenues	8,379	(721)	14,691	1,203
Total changes in asset and liability	10,991	11	13,679	1,357
Cash paid and received during the period for:
Interest paid	44	(12)	(54)	(23)
Interest received	835	704	1,748	1,581
Income taxes paid	(640)	(994)	(636)	(994)
Total cash paid and received during the period	239	(302)	1,058	564
Net cash provided by operating activities:	12,383	1,348	17,393	4,526

Cash flows from investing activities:
Purchase of property and equipment and system components, net	(1,166)	(847)	(2,209)	(1,571)
Withdrawal of restricted cash	20	-	20
Proceeds from lease assets	-	20	-	40
Purchase of financial assets measured at fair value	(5,000)	-	(5,000)	-
Proceeds from short-term bank deposits	-	35,000	-	35,000
Investment in short-term bank deposits	(10,000)	-	(10,000)	-
Withdrawal of (investment in) long-term deposits, net	287	25	(636)	19
Net cash provided by (used in) investing activities	(15,859)	34,198	(17,825)	33,488

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(3)	-	(641)	(532)
Exercise of share options	-	19	-	19
Repayment of lease liability	(261)	(54)	(378)	(111)
Net cash used in financing activities	(264)	(35)	(1,019)	(624)
Exchange rate differences on cash and cash equivalents	51	(29)	18	(46)

Increase (decrease) in cash and cash equivalents	(3,689)	35,482	(1,433)	37,344
Cash and cash equivalents at the beginning of the period	71,601	12,382	69,345	10,520
Cash and cash equivalents at the end of the period	$67,912	$47,864	$67,912	$47,864

(a) Significant non cash transactions:
Change in prepaid expenses recognized with corresponding liability	$1,622	$-	$1,487	$-
Right-of-use asset recognized with corresponding lease liability	$170	$109	$197	$181

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net profit, the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Net profit and total comprehensive profit	$2,027	$600	$3,134	$711

Finance income, net	(1,519)	(117)	(2,207)	(307)
Income taxes	70	103	227	275
Depreciation and amortization	180	58	371	120
Depreciation of leased systems	208	240	411	495
Cost of share based payment	227	364	552	669
Restructuring and litigation Cost	258	-	258	-
Adjusted EBITDA	$1,451	$1,248	$2,746	$1,963